Exhibit 99.1

Ctrip Announces Investment in Travelfusion

SHANGHAI, January 5, 2015  — Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider for hotel accommodation, ticketing services, packaged tours and corporate travel management in China, today announced that they have completed an investment transaction in Travelfusion by purchasing a majority stake in the company. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions. Aggregating 200+ LCCs, Full Service Carriers (FSCs), rail operators and 30+ leading hotel consolidators, Travelfusion’s Direct Connect distribution platform enables the world’s travel agents, travel search and mobile travel services to search and book this content through Travelfusion’s API, desktop or internet booking engine technologies and facilitates global payment and settlement solutions.

“Travelfusion has built a great GDS system for LCCs globally,” said James Liang, Chairman and Chief Executive Officer of Ctrip, “The strategic relationship we built with Travelfusion will further extend our leadership in China’s international travel market, and enhance the efficiency and effectiveness of our IT system by leveraging Travelfusion’s advanced technology. We are excited to work with Travelfusion’s team to create greater value for our customers.”

“China is expected to be the largest travel market in the world, and Ctrip is the clear leader in the online and mobile travel industry in China. After 15 years of building Travelfusion to be an industry leader, we are thrilled to take further steps to realize and fulfil our potential in such a great market with such a powerful industry leader.” said Mr. Moshe Rafiah, Chief Executive Officer of Travelfusion.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip aggregates comprehensive travel related information and offers its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip enables business and leisure travelers to make informed and cost-effective bookings. It also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For more information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 x12229
Email: iremail@ctrip.com